Exhibit (a)(5)(H)

EFiled: Sep 26 2012 11:11AM EDT Transaction ID 46649104 Case No. 7901-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IRWIN HYMAN, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No.
COMPLETE GENOMICS, INC.,	)
CLIFFORD A. REID, CHARLES P.	)
WAITE, JR., C. THOMAS CASKEY,	)
LEWIS J. SHUSTER, ROBERT T. WALL,	)
BGI-SHENZHEN, and BETA	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) against Complete Genomics and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin the proposed transaction announced on September 17, 2012 (the “Proposed Transaction”), pursuant to which Complete Genomics will be acquired by BGI-Shenzhen and its wholly-owned subsidiary, Beta Acquisition Corporation (“Purchaser” and together with BGI-

Shenzhen, “BGI”). On or about September 15, 2012, the Board caused Complete Genomics to enter into an agreement and plan of merger (the “Merger Agreement”) to be acquired by BGI in a cash transaction valued at approximately $117.6 million. Pursuant to the Merger Agreement, within seven business days of the announcement of the Proposed Transaction, BGI will commence a tender offer (the “Tender Offer”) to purchase all the outstanding shares of Complete Genomics common stock for $3.15 per share in cash, without interest. The Tender Offer will remain open for a minimum of twenty (20) business days following the commencement.

2. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived Complete Genomics’ shareholders of the ability to participate in the Company’s long-term prospects.

3. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, BGI and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

4. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Complete Genomics common stock.

5. Defendant Complete Genomics is a Delaware corporation and maintains its principal executive offices at 2071 Stierlin Court, Mountain View, CA 94043. Complete Genomics, a life sciences company, develops and commercializes a DNA sequencing platform for human genome sequencing and analysis. The Complete Genomics Analysis platform combines its proprietary human genome sequencing technology with informatics and data management software to provide customers with data that is ready to be used for genome-based research. The Company’s human genome sequencing services are used in various applications, including cancer research, Mendelian disease research, rare variant disease research, translational research, clinical trial optimization, and companion diagnostic discovery. It serves academic research centers, government research centers, biopharmaceutical companies, and healthcare providers. Complete Genomics’ common stock trades on the NASDAQ under the ticker “GNOM.”

6. Defendant Clifford A. Reid (“Reid”) is the Company’s co-founder and has served as its President, Chief Executive Officer (“CEO”) and Chairman since July 2005 and as a member of its Board since July 2005.

7. Defendant Charles P. Waite, Jr. (“Waite”) has served as a member of the Company’s Board since March 2006. Waite has been a General Partner of OVP Venture Partners II and a Vice President of Northwest Venture Services Corp. since 1987, a General Partner of OVP Venture Partners III since 1994, a General Partner of OVP Venture Partners IV since 1997, a General Partner of OVP Venture Partners V since 2000 and a General Partner of OVP Venture Partners VI since 2001, all of which are venture capital firms. He currently serves on the board of directors of eight private companies.

8. Defendants C. Thomas Caskey, M.D. (“Caskey”) has served as a member of the Company’s Board since August 2009. Since January 2006, Caskey has served as director and CEO of the Brown Foundation Institute of Molecular Medicine for the Prevention of Human Diseases, part of the University of Texas Health Science Center at Houston.

9. Defendant Lewis J. Shuster (“Shuster”) has served as a member of the Company’s Board since April 2010. In 2002, Shuster founded Shuster Capital, a strategic and operating advisor to and angel investor in life science companies, and has served as its CEO since that time.

10. Defendant Robert T. Wall (“Wall”) has served as a member of the Company’s Board since September 2010. Wall has been the founder and president of On Points Developments LLC, a venture management and investment company, since August 1984.

11. Defendant BGI-Shenzhen is a company organized under the laws of the People’s Republic of China.

12. Defendant Purchaser, a Delaware corporation and a wholly-owned subsidiary of BGI-Shenzhen, was created for the sole purpose of effecting the Proposed Transaction.

13. The defendants identified in paragraph 6 through 10 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Complete Genomics, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Complete Genomics, and owe plaintiff and Complete Genomics’ public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

14. Each of the Individual Defendants at all times had the power to control and direct Complete Genomics to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Complete Genomics shareholders.

15. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this class action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Complete Genomics (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of July 30, 2012, there were 34,293,284 shares of Complete Genomics common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

19. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

23. Complete Genomics, a life sciences company, develops and commercializes a DNA sequencing platform for human genome sequencing and analysis. Its Complete Genomics Analysis platform combines its proprietary human genome sequencing technology with informatics and data management software to provide customers with data that is ready to be used for genome-based research. The Company’s human genome sequencing services are used in various applications, including cancer research, Mendelian disease research, rare variant disease research, translational research, clinical trial optimization, and companion diagnostic discovery. It serves academic research centers, government research centers, biopharmaceutical companies, and healthcare providers. The Company was founded in 2005 and is headquartered in Mountain View, California.

24. On September 17, 2012, Complete Genomics and BGI, a leading international genomics company based in Shenzhen, China, announced that they have entered into the Merger Agreement. Through this agreement, a wholly-owned U.S. subsidiary of BGI will launch the Tender Offer to purchase all outstanding shares of common stock of Complete for $3.15 per share in cash, without interest. Complete Genomics’ Board has unanimously recommended that stockholders accept the offer and tender their shares. Based on the number of fully diluted outstanding shares of Complete Genomics, the aggregate value of the transaction is approximately $117.6 million. In addition, Complete Genomics and an affiliate of BGI have entered into an agreement pursuant to which Complete Genomics will be provided with up to $30 million in bridge financing for its operations following the signing of the Merger Agreement.

25. Simultaneous with the execution of the agreement, the Company and one of BGI’s subsidiaries, BGI-Hongkong Co., Limited, entered into a Convertible Subordinated Promissory Note (the “Note”) whereby BGI-Hongkong Co., Limited agreed to lend the Company up to an aggregate principal amount of $30,000,000.

26. Upon consummation of the Proposed Transaction, Purchaser will merge with and into the Company with the Company continuing as the surviving corporation in the merger.

27. Additionally, on September 17, 2012, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices which are calculated to unreasonably dissuade potential suitors from making competing offers.

28. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No-Solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.

29. More specifically and pursuant to Section 5.3 of the Merger Agreement, the Company is precluded from shopping itself. Specifically, Section 5.3 states:

5.3 No Solicitation of Transactions.

(a) Subject to Section 5.3(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct the Representatives of the Company and the Company Subsidiaries not to, nor shall the Company authorize or permit any Representatives of the Company or any Company Subsidiary to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate any Acquisition Proposal or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, participate or engage in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or the Purchaser, (iii) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement, letter of intent or Contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, arrangement, understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, (v) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (vi) waive, terminate, modify, fail to enforce or release any Person other than Parent or the Purchaser from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation or (vii) propose, resolve or agree to do any of the foregoing. The Company shall immediately, and shall cause the Company Subsidiaries and shall instruct each of their respective Representatives to immediately, cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal, and shall promptly after the date of this Agreement instruct each Person that has in the twelve months prior to the date of this Agreement executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of the Company to promptly return or destroy in accordance with the terms of such confidentiality agreement all information, documents and materials relating to the Acquisition Proposal or to the Company or any Company Subsidiary and their respective businesses previously furnished by or on behalf of the Company or any

Company Subsidiary or any of their respective Representatives to such Person or such Person’s Representatives and shall use its reasonable best efforts to ensure compliance with such request. The Company agrees that to the extent that any violation of the restrictions set forth in this Section 5.3 by any Company Representatives results in an Acquisition Proposal, the receipt of such Acquisition Proposal shall be deemed a material breach of this Agreement (including Section 5.3) by the Company.

30. Furthermore, and pursuant to Section 5.3(b) of the Merger Agreement, the Company must advise BGI within 24 hours of any proposals or inquiries received. More specifically, Section 5.3 states:

(b) From the date of this Agreement until the earlier of the Acceptance Time or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event within 24 hours of learning of or receiving the relevant information) provide Parent with: (i) a reasonably detailed written description of any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal (including any modification thereto), or any request for information that could reasonably be expected to lead to an Acquisition Proposal, that is received by the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary from any Person (other than Parent or the Purchaser) including in such description the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (the “Other Interested Party”); and (ii) a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted on behalf of the Other Interested Party or any of its Representatives to the Company or any Company Subsidiary or any of their Representatives or transmitted on behalf of the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary to the Other Interested Party or any of its Representatives. Thereafter, the Company shall keep Parent informed in writing on a reasonably current basis (no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication or request (including the terms and conditions thereof and any modifications thereto), and any material developments, discussions, negotiations, including by furnishing a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted with respect to such Acquisition Proposal.

31. Additionally, Section 5.3(f) contains additional restrictions that serve to the detriment of the Company’s shareholders. Specifically, Section 5.3 states:

(f) Notwithstanding anything to the contrary contained in this Article 5, prior to the Acceptance Time, if the Company receives an unsolicited Acquisition Proposal that the Company Board reasonably determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been delivered to the Company by Parent in writing during the Notice Period provided pursuant to this Section 5.3(f), that are binding and have been committed to by Parent in writing, and if the Company has not materially breached Section 5.3, the Company Board may at any time prior to the Acceptance Time, if the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Company Board to the stockholders of the Company under Delaware Law effect a Change of Board Recommendation with respect to such Superior Proposal; provided, however , the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing provision unless:

i. the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Change of Board Recommendation or otherwise give rise to a Triggering Event), which notice shall specify in reasonable detail the material terms and conditions of such Superior Proposal, (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a complete unredacted copy of the relevant proposed or final transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal; and

ii. prior to effecting such Change of Board Recommendation, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and Parent shall not have, within the aforementioned five Business Day period, made a written, binding and irrevocable (through the expiration of such period) offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Parent and the Purchaser, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would cause such Acquisition Proposal to cease to constitute a Superior Proposal. In the event of any revisions to the financial terms of or other material terms of the Superior Proposal (including successive revisions), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(f) with respect to such new written notice and to provide a new five Business Day Notice Period.

32. These terms work to the detriment of Complete Genomics’ shareholders, and substantially favor BGI and are calculated to unreasonably dissuade potential suitors from making competing offers.

33. Additionally locking up control in favor of BGI is Section 7.2(b) of the Merger Agreement, which provides that in the event that the Merger Agreement is terminated pursuant to Section 7.1(e), then the Company shall pay to BGI-Shenzhen concurrent with such termination, in the case of a termination by the Company, or within two business days thereafter, in the case of a termination by BGI-Shenzhen, a termination fee of $4 million plus 4% of any draw then funded under the Note.

34. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than BGI for the Company from taking their bids directly to the Company’s owners — its shareholders — and allowing those shareholders to decide for themselves whether they prefer higher offers to the Proposed Transaction.

35. Also, Section 1.8 of the Merger Agreement grants Purchaser an irrevocable top-up option (the “Top-Up Option”). Specifically, Section 1.8 states:

1.8 Top-Up Option.

(a) The Company hereby irrevocably grants to the Purchaser an option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase from the Company at a price per share equal to the Offer Price an aggregate number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top- Up Option shall not be exercisable unless, (i) the Minimum Condition shall have been satisfied and (ii) immediately after such exercise and the issuance of shares of Company Common Stock pursuant thereto, the Purchaser reasonably believes that the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares); provided, further, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then total authorized and unissued Shares. Upon Parent’s request, the Company shall use commercially reasonable efforts to cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares. The Purchaser shall pay the Company the aggregate par value of the Top-Up Option Shares in cash and the balance of the aggregate price required to be paid for the Top-Up Option Shares by delivery of a promissory note (the “Promissory Note”). The Promissory Note shall be full recourse against Parent and Purchaser, be due one year from the date the Top-Up Option Shares are issued and bear interest at a per annum rate equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal and may be prepaid at any time without premium or penalty. Parent, the Purchaser and the Company acknowledge and agree that, in any appraisal proceeding related to this Agreement, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the exercise by Parent or the Purchaser of the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the Promissory Note.

(b) The Purchaser may exercise the Top-Up Option on one or more occasions, in whole or in part, after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the valid termination of this Agreement. The parties acknowledge and agree that for all purposes of this Agreement and Annex I, any listing rule or requirement of any national securities exchange shall not be deemed to prohibit or make illegal the exercise of the Top-Up Option or the issuance of the Top-Up Shares.

36. By agreeing to the above, the Individual Defendants are harming the remaining public shareholders, including plaintiff and members of the putative Class because the Top-Up Option is coercive and will dilute the economic interest of all shareholders.

37. Additionally, on September 15, 2012, BGI entered in a “Tender and Support Agreement” with certain shareholders of Complete Genomics, including certain executives and directors of the Company. Pursuant to the Tender and Support Agreement, each of the applicable shareholders has agreed to vote their shares in favor of adoption of the Merger Agreement. As such, 17.5% of the Company shares are locked up in favor of the Proposed Transaction.

38. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Complete Genomics is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

39. The Proposed Transaction will deny Class members the right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase profitability.

COUNT I

(Breach of Fiduciary Duty Against the Individual Defendants)

40. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

41. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Complete Genomics’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Complete Genomics’ attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Complete Genomics’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Complete Genomics; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

42. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

43. As alleged herein, defendants have initiated a process to sell Complete Genomics that undervalues the Company and vests them with benefits that are not shared equally by Complete Genomics’ public shareholders — a clear effort to take advantage of the temporary depression in Complete Genomics’ stock price caused by the recent economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Complete Genomics at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Complete Genomics’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

44. As such, unless the Individual Defendants’ ‘conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

45. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty Against Complete Genomics and BGI)

46. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

47. Defendants Complete Genomics and BGI knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Complete Genomics provided, and BGI obtained, sensitive non-public information concerning Complete Genomics’ operations and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

48. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Complete Genomics shares.

49. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 26, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302)295-5310

OF COUNSEL:		Attorneys for Plaintiff

RYAN & MANISKAS, LLP
Katharine M. Ryan
Richard A. Maniskas
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
(484)588-5516

MURRAY FRANK LLP
Brian P. Murray
275 Madison Avenue, 8th Floor
New York, NY 10016
(212)682-1818

EFiled: Sep 26 2012 11:11AM EDT Transaction ID 46649104 Case No. 7901-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IRWIN HYMAN, On Behalf of itself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)
)
COMPLETE GENOMICS, INC., CLIFFORD	)
A. REID, CHARLES P. WAITE, JR., C.	)
THOMAS CASKEY, LEWIS J. SHUSTER,	)
ROBERT T. WALL, BGI, AND BETA	)
ACQUISITION CORPORATION,	)
)
Defendants.	)
)
)
)
)
)

State of New York	)
)ss
County of New York	)

AFFIDAVIT AND VERIFICATION OF IRWIN HYMAN

PURSUANT TO COURT OF CHANCERY RULES 23(aa) AND 3(aa)

I, Irwin Hyman, being duly sworn, do hereby state as follows:

1. My name is Irwin Hyman. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23 (aa) and 3(aa) in connection with the filing of a Verified Class Action Complaint (the “Complaint”) in the above-captioned action.

2. I currently hold shares of Complete Genomics, Inc. and have held such shares continuously throughout the wrongs alleged in the Complaint.

3. I have retained the law firm of Ryan & Maniskas, LLP in connection with this litigation. I have reviewed and authorized the filing of the Complaint against the defendants in this action. I am familiar with the allegations of the Complaint.

4. I verify that I have reviewed the foregoing Complaint and that the allegations as to me and my own actions are true and correct and all other allegations upon information and belief are true and correct.

5. Neither I, nor anyone else affiliated with me, have received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to or on behalf of me; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenses incurred by me directly in connection with prosecution of this action.

I make this Affidavit and Verification under penalty of perjury that the foregoing is true and correct.

Executed this 24 day of SEPTEMBER, 2012.

STATE OF NEW YORK COUNTY OF NEW YORK

Irwin Hyman

SWORN TO AND SUBSCRIBED
before me this 24 day of SEPTEMBER, 2012.

Notary Public

My Commission Expires: MARCH 30, 2015

WILLIAM J. PLUCINSKI Notary Public - State of New York No. 01PL4617853 Qualified in New York County Commission Expires March 30, 2015

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